FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

26 January 2022

HSBC HOLDINGS PLC
RETIREMENT OF DIRECTORS

HSBC Holdings plc (the 'Company') announces that Pauline van der Meer Mohr and Irene Lee will retire from the Board at the conclusion of the Company's Annual General Meeting to be held on Friday, 29 April 2022.

The Group Chairman and the Board would like to express their thanks to both Pauline and Irene for their important contributions to the Board and its Committees during their tenure, in particular to the Group Remuneration Committee, which has been led by Pauline as Chair since 2016.

The Company will provide an update in due course in relation to Pauline's successor as Chair of the Group Remuneration Committee.

Irene Lee will remain on the boards of the Company's subsidiaries, as an independent non-executive director of The Hongkong and Shanghai Banking Corporation Limited and independent non-executive chair of Hang Seng Bank Limited.

In accordance with Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that there are no matters which need to be brought to the attention of shareholders of the Company in connection with the retirement of Pauline van der Meer Mohr or Irene Lee from the Board.

For the purposes of section 430(2B) of the Companies Act 2006, each Director will receive their pro rata entitlement to non-executive Director fees for the month of April 2022 and are not entitled to any payments for loss of office.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:
Heidi Ashley                  +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,969bn at 30 September 2021, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 January 2022